UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

G1 THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

3621LQ109

(CUSIP Number)

Fredric N. Eshelman	with a copy to:
319 North Third Street, Suite 301	Alexander M. Donaldson, Esq.
Wilmington, North Carolina 28401	Donald R. Reynolds, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
Telephone: (919) 781-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3621LQ109	Page 2 of 9

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Eshelman Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 3,439,151
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,439,151
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,439,151
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%(1)
14.	Type of Reporting Person OO

[1]	Based on 28,345,284 shares of common stock (the “Common Stock”), $0.0001 par value per share, of G1 Therapeutics, Inc., a Delaware corporation (the “Issuer”) outstanding as of October 31, 2017 as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017, as filed with the Securities and Exchange Commission (the “SEC) on November 8, 2017 (the “Form 10-Q”).

CUSIP No. 3621LQ109	Page 3 of 9

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 3,693,595
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,693,595
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,693,595(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.0%(3)
14.	Type of Reporting Person IN

[2]	Dr. Eshelman may be deemed to have beneficial ownership of 3,693,595 shares of Common Stock of the Issuer, which includes options to purchase up to 4,444 shares of Common Stock, which option are scheduled to vest within 60 days of December 31, 2017.
[3]	Based on 28,345,284 shares of Common Stock of the Issuer outstanding as of October 31, 2017 as set forth in the Issuer’s Form 10-Q.

CUSIP No. 3621LQ109	Page 4 of 9

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (each a “Share,” and collectively, the “Shares”) of the Issuer. The Issuer’s principal executive office is located at 79 T.W. Alexander Drive, 4501 Research Commons, Suite 100, Research Triangle Park, North Carolina 27709.

Item 2. Identity and Background

(a) This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of the following:

(i) Eshelman Ventures, LLC (“Eshelman Ventures”); and

(ii) Fredric N. Eshelman. Dr. Eshelman is the founder and principal of Eshelman Ventures.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The business address of the Reporting Persons is 319 North Third Street, Suite 301, Wilmington, North Carolina 28401.

(c) The principal business of Eshelman Ventures is to invest in a variety of companies, primarily in the healthcare sector.

(d) – (e) During the last five years, no Reporting Person: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Eshelman Ventures is a North Carolina limited liability company. Dr. Eshelman is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person is filing this Schedule 13D as a result of their holdings of 2,297,740 shares of the Issuer’s Common Stock due to the conversion of the Issuer’s Series B preferred stock (acquired in 2015 for approximately $10,000,000) and 841,411 shares of the Issuer’s Common Stock due to the conversion of the Issuer’s Series C preferred stock (acquired in 2016 for approximately $750,000) held by Eshelman Ventures upon closing of the Issuer’s initial public offering on May 22, 2017. Eshelman Ventures also purchased Shares of the Issuer using its investment capital or funds under management. The aggregate purchase price of 300,000 shares of the Issuer’s Common Stock acquired in connection with the Issuer’s initial public offering was approximately $4,500,000. Also Dr. Eshelman was awarded a stock option with a right to buy up to 20,000 shares of the Issuer’s Common Stock due to his position as a director of the Issuer. Since the Issuer’s initial public offering, Dr. Eshelman has purchased 250,000 shares of the Issuer’s Common Stock with an aggregate purchase price of approximately $250,019.73.

CUSIP No. 3621LQ109	Page 5 of 9

Item 4. Purpose of Transaction.

The Reporting Person obtained shares of the Issuer’s Common Stock on May 22, 2017 and November 13, 2017 pursuant to the closing of the Issuer’s initial public offering and a purchase in the open market, respectively, as described in Item 3. The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 28,345,284 Shares outstanding as of October 31, 2017 as reported in the Issuer’s Form 10-Q following the issuances described in Item 3 above.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Reference is made to the discussion in Item 3. Each of the required transactions described in this Item 5(a) were reported on Forms 3 and 4 filed with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of from, or the proceeds from the sale of, any Shares beneficially owned by a Reporting Person.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

CUSIP No. 3621LQ109	Page 6 of 9

Item 7.    Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement (appears at page 10 of this statement).

CUSIP No. 3621LQ109	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman

CUSIP No. 3621LQ109	Page 8 of 9

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF THIS SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: February 13, 2018

[Signature Pages Follow]

CUSIP No. 3621LQ109	Page 9 of 9

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman